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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INAMED CORPORATION
(Name of Subject Company)

INAMED CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

453235103
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Chairman of the Board, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Stanton Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 (805) 683-6761

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with Amendment No. 1, the "Statement") filed with the Securities and Exchange Commission on December 5, 2005 by Inamed Corporation, a Delaware corporation. The Statement relates to the tender offer by Banner Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Allergan, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Inamed common stock for either (i) $84.00 per Share, in cash without interest or (ii) 0.8498 of a share of common stock, $.01 par value per share, of Parent plus cash in respect of fractional shares if any, upon the terms and subject to the conditions described in the Prospectus and the related Letter of Election and Transmittal. The Company is hereby amending only those sections of the Statement identified in this amendment and only to the extent noted in each section. All other sections of the Statement remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the original Statement.

Item 3: Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is hereby amended by replacing the fourth paragraph with the following paragraph.

        The Board was aware of any such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4: The Solicitation or Recommendation—Considerations and Neutral Position."

Item 4: The Solicitation or Recommendation.

        Item 4 is hereby amended and supplemented by the addition of the following new paragraph.

        The Company and Allergan have negotiated the terms and conditions of a draft Agreement and Plan of Merger by and among Allergan, Purchaser and the Company (the "Allergan Merger Agreement"), but the agreement has not been approved or executed by Inamed as of the date of this Statement. The Medicis Merger Agreement prohibits the Company from approving or entering into the proposed Allergan Merger Agreement prior to the termination of the Medicis Merger Agreement. Allergan has delivered to the Company the Allergan Merger Agreement, executed by Allergan and Purchaser, and under cover of a binding irrevocable offer letter. Pursuant to the irrevocable offer letter, Allergan is obligated to enter into the Allergan Merger Agreement upon Inamed's acceptance of Allergan's offer. The irrevocable offer is conditioned upon Allergan being satisfied (i) with the results of its limited due diligence investigation of Juvederm®, and (ii) that there are no material facts or circumstances contained in the Inamed schedules to the Allergan Merger Agreement that have not been previously disclosed. The irrevocable offer letter expires no later than December 31, 2005, provided that the failure of Inamed to take certain actions could cause the irrevocable offer letter to expire earlier. The irrevocable offer letter is filed as Exhibit (a)(5)(E) to this Statement and incorporated herein by this reference. The terms and conditions of the Allergan Merger Agreement reflect certain material differences from the Offer and constitute a revised offer (the "Revised Offer") that Allergan has committed to make if the Medicis Merger Agreement is terminated and the Allergan Merger Agreement is executed by the Company.

(a) Solicitation and Recommendation.

  Recommendation of the Board.

        "Item 4: Solicitation and Recommendation—Recommendation of the Board" is hereby amended and replaced by the following new paragraphs.

        At a meeting held on the morning of December 6, 2005, the Board, by unanimous vote of all the directors, determined that the terms and conditions of the Allergan Merger Agreement and the Revised Offer are fair to the Company and its stockholders and superior to the terms of the Medicis Merger Agreement. However, because the terms of the Allergan Merger Agreement and the Revised Offer are materially different from the terms reflected in the Offer, at this time the Board has determined to remain neutral and make no recommendation with respect to the Offer. A letter to the Company's stockholders communicating the neutral position of the Board and a press release relating to the neutral position are filed herewith as Exhibits (a)(2)(A) and (a)(2)(B), respectively, to this Statement and are incorporated by reference herein.

        The Board believes that each holder of Shares should make his, her or its own decision, based on all the available information including the factors considered by the Board described later in this Statement, regarding whether to tender Shares in the Offer and, in the case of holders who do not tender Shares or who tender but then withdraw Shares, whether to exercise statutory appraisal rights if Allergan completes the Offer and proceeds with the Allergan Merger.

        The balance of this Item 4 summarizes events that led to the Offer, some potential benefits and risks that, in the view of the Board, are associated with accepting the Offer or the Revised Offer or failing to accept the Offer or the Revised Offer, and the Board's discussions with its legal and financial advisors.

  Background.

        "Item 4: Solicitation or Recommendation—Background" is amended and supplemented by the addition of the following new paragraphs.

        In the afternoon of December 5, 2005 the Company filed its original Statement in response to the Allergan Offer. In the Statement, the Board recommended that Inamed stockholders reject the Offer and not tender their shares in the Offer. Continuing throughout the day of December 5, 2005, Inamed's management and financial and legal advisors continued to negotiate the terms and conditions of the Revised Offer. Later in the afternoon of December 5, 2005, the Inamed Board reconvened the earlier Board meeting with management and its legal advisors to discuss the outstanding issues. Representatives of JPMorgan participated in portions of the meeting. Following this meeting, after resolution of outstanding issues, management and the advisors concluded their negotiations with Allergan.

        During the evening of December 5, 2005, Inamed received a letter from Medicis and its legal counsel informing Inamed that, among other things, Medicis believed that certain of the actions taken by Inamed as reflected in the Statement filed on December 5, 2005 constituted material breaches of the Medicis Merger Agreement giving Medicis the right to terminate the Medicis Merger Agreement and demand payment of the termination fees payable under the Medicis Merger Agreement. On December 6, 2005, Inamed's legal counsel responded to this letter disputing Medicis' assertions regarding Inamed's compliance with the Medicis Merger Agreement.

        Early in the morning of December 6, 2005, Allergan presented the Company with an executed Allergan Merger Agreement that reflected the terms and conditions negotiated with Inamed's management and legal and financial advisors. A copy of the Allergan Merger Agreement executed by Allergan is attached hereto as Exhibit (a)(5)(C). Allergan delivered the executed Allergan Merger Agreement under cover of an irrevocable offer letter, a copy of which is attached hereto as Exhibit (a)(5)(D). The Company has not executed the Allergan Merger Agreement.

        The terms and conditions of the executed Allergan Merger Agreement reflect material differences from the Offer and constitute the Revised Offer that Allergan has committed to issue if the Medicis Merger Agreement is terminated and Inamed executes the Allergan Merger Agreement.

        Early on December 6, 2005, the Board reconvened its meeting with the Company's management and legal and financial advisors to discuss the results of the negotiations with Allergan. Inamed's management and legal and financial advisors reported that they had obtained a definitive merger agreement excluded by Allergan, accompanied by an irrevocable offer letter, that Inamed could accept at any time through December 31, 2005, subject to the conditions specified in that letter. At the meeting, the Company's management and its legal and financial advisers discussed with the Board the legal and financial terms of the Revised Offer and Allergan Merger Agreement, including the conditions thereto, the regulatory, tax, and antitrust aspects of the Revised Offer and Allergan Merger Agreement and the Medicis Merger, both on their own merits and in comparison to each other, the terms of the agreement with Medicis, including the termination and termination fee provisions of the Medicis Merger Agreement, and the Board's fiduciary obligations to the Company's stockholders. JPMorgan updated its presentation on the financial aspects of the Revised Offer and Allergan Merger Agreement and delivered its oral opinion (subsequently confirmed in writing) that the consideration to be received by the Company's stockholders under the Revised Offer and Allergan Merger Agreement is fair from a financial point of view.

        Following discussion, the Board unanimously determined that the Revised Offer and Allergan Merger Agreement was fair to the Company's stockholders. The Board also determined that the Revised Offer was a Company Superior Proposal under the terms of the Medicis Merger Agreement.

        However, because the terms of the Allergan Merger Agreement and the Revised Offer are materially different from the terms reflected in the Offer, at this time, the Board determined to remain neutral and make no recommendation with respect to the Offer.

        Following the Board meeting, Inamed issued a press release announcing that its Board determined that the terms of the Revised Offer and Allergan Merger Agreement are fair to the Company's stockholders and constitute a Company Superior Proposal when compared to the Medicis Merger Agreement. In the press release, Inamed also announced that it was remaining neutral and not making any recommendation with respect to the Offer.

        In light of the Board's neutral position, the Board believes that each holder of Shares should make his, her or its own decision, based on all the available information, including the factors considered by the Board described later in this Statement, regarding whether to tender Shares in the Offer and, in the case of holders who do not tender Shares or who tender but then withdraw Shares, whether to exercise statutory appraisal rights if Allergan completes the Offer and proceeds with the Merger.

(b) Considerations and Neutral Position.

        "Item 4: The Solicitation or Recommendation—Reasons for Recommendation" is hereby amended and replaced in its entirety by Item 4 "Solicitation or Recommendation—Considerations and Neutral Position" below.

        Prior to determining that the Revised Offer and the Allergan Merger Agreement constituted a Company Superior Proposal, as discussed above, and in reaching its decision to remain neutral with respect to the Offer and make no recommendation to the Company's stockholders regarding the Offer, the Board considered a number of factors. In particular, the Board determined that, while it believed that the terms of the Revised Offer and the Allergan Merger Agreement were fair to Inamed's stockholders, until such time as Allergan revises the Offer to reflect the terms and conditions of the Revised Offer and the Allergan Merger Agreement, the Board would remain neutral and make no recommendation with respect to the Offer.

        In reaching its conclusion that the Revised Offer was fair to the Inamed stockholders and superior to the terms of the Medicis Merger Agreement, even though it remains neutral with respect to the current Offer, the Board considered a number of factors, including:

        Consideration to be Received in the Revised Offer.    The Board considered the relationship of the consideration to be paid pursuant to the Revised Offer to the consideration offered in the Medicis Merger and concluded that the consideration per Share offered in the Revised Offer was higher than the consideration per share in the Medicis Merger. The Board also considered the following factors:

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  the fact that the value of the Offer Price, based on the Cash Consideration and, with respect to the Parent Stock Consideration, the then-current market price for Allergan common stock, provides an opportunity for Inamed stockholders to receive a premium over the trading value of Inamed common stock on November 14, 2005, the last trading day before the public announcement of the Offer, and also over the average trading value of Inamed common stock in recent periods preceding that date;

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  the fact that the value of the Offer Price represents a premium over the value of the consideration originally provided by the Medicis Merger Agreement as of March, 2005 and the currently implied Medicis offer price based on the trading value of Medicis common stock in recent periods preceding the date of the Board meeting;

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  the fact that Inamed stockholders may elect (subject to prorationing) to receive a portion of the Offer Price in stock, which provides them with an opportunity to participate in the potential growth of the combined company following the consummation of the Revised Offer as stockholders of Allergan;

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  the fact that Inamed stockholders may elect (subject to prorationing) to receive a portion of the Revised Offer Price in cash, which provides them with a measure of certainty of value despite stock market or industry volatility compared to a transaction in which they would receive all stock or other non-cash consideration;

  •
  the fact that the Revised Offer offers greater certainty for the Inamed stockholders as compared to the Medicis Merger terms because the Revised Offer includes 26% more cash;

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  the opinion of JPMorgan that, as of the date of the opinion, and based upon and subject to the considerations described in the opinion and based on such other matters as JPMorgan considered relevant, the consideration to be received by the Inamed stockholders pursuant to the Revised Offer and the Allergan Merger was fair from a financial point of view to the Inamed stockholders. The full text of JP Morgan's opinion, setting forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by JPMorgan is attached as Annex A to this Statement and is incorporated by reference herein. Company stockholders are encouraged to read the JPMorgan opinion in its entirety;

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  the fact that Allergan has a much larger public float than either Inamed or Medicis, or the combined companies, which could provide greater liquidity for Inamed stockholders and could result in a less volatile stock price, and Allergan's credit is investment grade; and

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  the fact the Revised Offer provides for a prompt tender offer to be followed as soon as practicable by the Allergan Merger for the same per share consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time.

        Greater Product Portfolio and Diversification of Revenues.    The Board considered that the combination of Allergan's and Inamed's revenue generating products would help create a more diversified product portfolio and revenue base, and enhance the combined company's position with the potential benefits of increased size, product base, product pipeline, sales forces and employees. The Board concluded that the combination of Allergan and Inamed would strengthen the combined company's product base by, for example, combining the two companies' respective facial aesthetics product lines and diversifying Inamed away from breast implant products and the risks associated with dependence upon these products for a majority of Inamed's revenues.

        Operating Efficiencies and Synergies.    The Board reviewed the potential strategic and other benefits of the proposed Allergan Merger, including the complementary nature of the businesses of Allergan and Inamed and the opportunity for potential economies of scale, cost savings and other synergies. The Board noted in particular the synergies that the combination would produce with respect to the combined sales forces of Allergan and Inamed in the facial aesthetics markets.

        Positioned for Long-Term Growth.    The Board considered that the proposed Allergan Merger could improve Inamed's prospects for long-term growth by creating a larger company with increased revenue and improved future earnings by, for example:

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  Maximizing Product Development Potential. The Board considered that Allergan's substantially greater resources and revenues will help maximize the potential and advance the development of Inamed's pipeline of products.

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  Enhancing Research and Development. The Board considered that the combined company will have greater technical expertise and financial resources to devote to research and development, consistent with each party's focus on building stockholder value by pursuing technological leadership through continuous innovation.

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  Increased Product Sales Opportunities. The Board considered that the combined company will form a global, more diversified company that will be able to take advantage of a larger sales force and previously unavailable cross-selling opportunities among the expanded customer base.

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  Information Regarding the Businesses of the Companies. The Board considered historical and current information about Allergan's and Inamed's businesses, prospects, financial performance and condition, operations, management and competitive position, management's knowledge of the industry and conditions in the industry in general, all of which led the Board to believe that a combined entity with its greater financial resources may have greater potential and advantages than Inamed would have as a stand-alone entity.

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  Information Regarding Comparable Transactions. The Board reviewed and considered summary information provided by JPMorgan regarding comparable merger transactions and the trading performance of stock in comparable companies in the industry.

        Antitrust Regulatory Review Advantages.    The Board considered that the likelihood of obtaining the necessary clearances under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") to consummate the Revised Offer and the Allergan Merger was improved as compared to the Medicis Merger Agreement due to Allergan's expressed intent to immediately divest the Inamed assets related to Inamed's Reloxin business. The Board also compared this to the current situation with respect to antitrust review of the Medicis Merger which, at that time, was still pending and facing the uncertainty of possible divestitures of certain businesses of Inamed and/or Medicis.

        Terms of the Proposed Allergan Merger Agreement.    The Board, with the assistance of counsel, considered the general terms of the proposed Allergan Merger Agreement, including:

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  No Solicitation; Termination Fee. The Board considered the provisions of the proposed Allergan Merger Agreement that limit the ability of Inamed to solicit other acquisition offers and require Inamed to pay a termination fee to Allergan under specified circumstances, including the right of the Board to respond to, evaluate and negotiate certain other business combination proposals. The Board believed that these provisions were reasonable under the circumstances and would not preclude Inamed from considering bona fide alternative proposals.

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  Conditions to Consummation. The Board reviewed the conditions to consummation of the Revised Offer, in particular the likelihood of obtaining the necessary regulatory approvals and stockholder approvals, and the likelihood that the Revised Offer would be consummated.

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  Tax Treatment. The Board also considered the expected qualification of the Revised Offer and the proposed Allergan Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code resulting in the common stock portion of the Offer Price being received by Inamed stockholders without having to recognize gain at the time for federal income tax purposes.

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  Financing. The Board noted that Allergan stated in its Prospectus that it had sufficient financing necessary to pay the cash portion of the Offer Price.

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  Arm's-Length Negotiation. The Board considered that the Revised Offer and the terms of the proposed Allergan Merger Agreement were the product of arm's-length negotiations between Inamed and its advisors, on the one hand, and Allergan and its advisors, on the other, which the Board believed would help ensure that the transaction is fair to the Inamed stockholders.

        The Board also considered potentially negative factors in its deliberations regarding the Revised Offer, including:

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  Medicis Merger Agreement Restrictions. The Board considered the fact that Inamed is prohibited by the terms of the Medicis Merger Agreement from executing the Allergan Merger Agreement unless and until the Medicis Merger Agreement is terminated. Under the Medicis Merger Agreement, Inamed does not have the right to terminate the agreement in order to accept the Allergan Offer. Under the Medicis Merger Agreement, Inamed's right to terminate the agreement will not arise until, among other termination rights that are not applicable to the Allergan Offer, such time, if at all, as the Inamed stockholders fail to approve the Medicis Merger at a duly held meeting of the Inamed stockholders, which is currently scheduled for December, 19, 2005 (subject to extension in certain circumstances).

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  Payment of Termination Fee. The Board considered that fact that the terms of the Medicis Merger Agreement provide that failure of the Board to reject the Offer within the time period contemplated by the Medicis Merger Agreement or the Board's recommendation of the Revised Offer could potentially trigger the requirement to pay Medicis a $90 million termination fee if Medicis were to exercise its termination rights under the Medicis Merger Agreement. The Board also considered the fact that the change of its recommendation with respect to the approval of the Medicis Merger also could trigger the requirement to pay the $90 million termination fee.

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  Conditions to Revised Offer. The Board considered there is the possibility that the Revised Offer would not be consummated or would be significantly delayed because of the failure to satisfy any of the conditions to the Revised Offer. The failure to consummate the Revised Offer would likely have an adverse impact on Inamed's stock price.

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  Conflicts of Interest. The Board considered the fact that certain officers and directors of the Company have interests in the Revised Offer and in the proposed Allergan Merger that may conflict with the interests of the Company and its stockholders. These conflicts of interest are described elsewhere in this Statement. See Item 3: Past Contacts, Transactions, Negotiations and Agreements.

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  Regulatory Risks. The Board considered the risk that in order to obtain approvals from the various antitrust regulatory authorities, Inamed and/or Allergan may have to agree to divest or license certain assets, including the possibility that Allergan may be required to divest more than the Reloxin Assets.

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  Potential Additional Delay. The Board considered that the potential adoption of the Allergan Merger Agreement could result in a potential delay of the closing of a transaction that would result in receipt of consideration by Inamed's stockholders, in particular given the potential antitrust issues that may arise in connection with the Allergan Merger and the extension of the potential termination date of the merger agreement from December 19, 2005 under the Medicis Merger Agreement to February 28, 2006 (in each case as they may be extended in certain circumstances).

        The Board concluded, however, that these potentially negative factors could be managed or mitigated by Inamed or were unlikely to have a material impact on the Revised Offer or Inamed, and that, overall, the potentially negative factors associated with the Revised Offer were outweighed by the potential benefits of the Revised Offer.

        The Board reserves the right to revise the recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event such determination is reached.

        The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Revised Offer, the Allergan Merger and the proposed Allergan Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board, by unanimous vote of all the directors, determined that the terms and conditions of the Allergan Merger Agreement and the Revised Offer are fair to the Company and its stockholders. However, because the terms of the Allergan Merger Agreement and the Revised Offer are materially different from the terms reflected in the Offer, at this time the Board has determined to remain neutral and make no recommendation with respect to the Offer.

        Opinion of Financial Advisor to the Company    Pursuant to an engagement letter dated November 17, 2004, as amended November 28, 2005, Inamed retained JPMorgan as its exclusive financial advisor in connection with the Offer and the Allergan Merger.

        At the meeting of the Inamed Board on December 4, 2005, representatives of JPMorgan presented an analysis of key terms of the Allergan Offer compared to the terms of the Medicis Merger as well as certain financial analyses of Inamed, Allergan and Medicis, and provided an oral summary of the analyses that would underlie its fairness opinion, if and when requested to be delivered by the Board. On December 6, 2005 JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in JPMorgan's opinion, the consideration to be received by the holders of Inamed common stock in the Revised Offer and the proposed Allergan Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Inamed Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

        The full text of the written opinion of JPMorgan dated December 6, 2005, which sets forth the assumptions made, procedures followed, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex A and is incorporated herein by reference. Inamed stockholders are urged to read the opinion in its entirety. JPMorgan's written opinion, addressed to the Inamed Board, is directed only to the consideration to be received pursuant to the Revised Offer and the proposed Allergan Merger and does not constitute a recommendation to any Inamed stockholder as to whether such stockholder should tender his or her shares or how such stockholder should vote his or her shares with respect to the proposed Allergan Merger Agreement and the proposed Allergan Merger. The summary of the opinion of JPMorgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, JPMorgan, among other things:

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  reviewed a draft of the proposed Allergan Merger Agreement dated December 6, 2005

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  reviewed certain publicly available business and financial information concerning Allergan and Inamed and the industries in which they operate;

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  compared the proposed financial terms of the Revised Offer and the proposed Allergan Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

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  compared the financial and operating performance of Allergan and Inamed with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Inamed common stock and Allergan common stock and certain publicly traded securities of such other companies;

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  reviewed certain internal financial analyses and forecasts prepared by the managements of Allergan and Inamed relating to their respective businesses, including (x) analyses and forecasts prepared by the management of Inamed that take into account the possibility that the FDA may not approve any or all of Inamed's new silicone breast products and Reloxin products and (y) analyses and forecasts prepared by the management of Inamed that assume that the FDA approves all of these new products;

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  reviewed estimates prepared by the managements of Allergan and Inamed of the amount and timing of the cost savings and related expenses and synergies expected to result from the Revised Offer, the proposed Allergan Merger and other transactions contemplated by the proposed Allergan Merger Agreement (collectively, the "transaction"); and

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  performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.

        In addition, JPMorgan held discussions with members of the management of Allergan and Inamed with respect to certain aspects of the transaction, and the past and current business operations of Allergan and Inamed, the financial condition and future prospects and operations of Allergan and Inamed, the effects of the transaction on the financial condition and future prospects of Allergan and Inamed, and certain other matters JPMorgan believed necessary or appropriate to its inquiry, including the risks associated with the FDA approval process for new products.

        In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by Allergan and Inamed or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities and was not provided any such valuations or appraisals, nor did JPMorgan evaluate the solvency of Allergan or Inamed under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the expected cost savings and related expenses and synergies referred to above, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best then currently available estimates and judgments by management as to the expected future results of operations and financial condition of Allergan and Inamed to which such analyses or forecasts relate. JPMorgan has expressed no view as to such analyses or forecasts, including such estimated cost savings, related expenses and synergies as described above, or the assumptions on which they were based. JPMorgan also assumed that the transaction will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the proposed Allergan Merger Agreement will be consummated as described in such agreement. JPMorgan also assumed that the definitive Allergan Merger Agreement will not differ in any material respects from the draft thereof furnished to it. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any adverse effect on Allergan or Inamed or on the contemplated benefits of the transaction.

        The projections furnished to JPMorgan for Allergan and Inamed were prepared by the respective managements of each company. Neither Inamed nor Allergan publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan's analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. It should be understood that subsequent developments may affect JPMorgan's opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, to the holders of shares of Inamed common stock of the consideration to be received by such holders in the proposed Revised Offer and the proposed Allergan Merger and JPMorgan expressed no opinion as to the fairness of the Revised Offer or the proposed

Allergan Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of Inamed or the underlying decision by Inamed to engage in the transaction. JPMorgan expressed no opinion as to the price at which Allergan common stock or Inamed common stock would trade at any time after the date of its opinion.

        JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Inamed or any other alternative transaction other than transactions contemplated by the Medicis Merger Agreement. Consequently, JPMorgan assumed that the terms of the transaction are the most beneficial terms from Inamed's perspective that could under the circumstances be negotiated among the parties to such transactions, and JPMorgan expressed no opinion as to whether any alternative transaction might produce consideration for Inamed stockholders in an amount in excess of that contemplated in the transaction.

        In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

  Stock Trading Analysis

        JPMorgan reviewed Inamed's closing stock prices for the 12-month period ending December 2, 2005. JPMorgan observed that the range of closing prices for Inamed stock was $58 to $84 over such period. JPMorgan also noted that in the 12-month period prior to Allergan's November 15, 2005 announcement the range of closing prices for Inamed stock was $45 to $72. Further JPMorgan observed that since the announcement of the Medicis transaction the range of closing prices for Inamed stock was $60 to $84. Finally, JPMorgan notes that the range of closing prices for Inamed stock since the Allergan November 15, 2005 announcement was $74 to $84. JPMorgan also reviewed Allergan closing stock prices for the 12-month period ending December 4,, 2005. JPMorgan observed that the range of closing prices for Allergan stock was $69 to $101 over such period.

  Historical Exchange Ratio

        JPMorgan analyzed the historical trading price of Allergan common stock relative to Inamed common stock based on closing prices during the 12 months period prior to November 15, 2005 and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of Inamed common stock by those of Allergan common stock and the average of those historical trading ratios for the 1-week, 1-month, 3-month, 6-month, 12-month and 24-month periods ended on November 15, 2005 as well as the high and low trading ratio during such period. JPMorgan also calculated the exchange ratio implied by dividing the closing price per share of Inamed common stock by that of Allergan common stock on December 2, 2005 and by multiplying the value of the 100% stock merger consideration election of 0.8498 Allergan shares per Inamed share by the closing price of Allergan common stock on December 2, 2005.

        This analysis implied the following exchange ratios:

Implied Exchange Ratio
Proposed transaction	0.8498x
Market as of December 2, 2005	0.8388x
Prior to Allergan announcement
1 - week average	0.7486x
1 - month average	0.7860x
3 - month average	0.7996x
6 - month average	0.7941x
12 - month average	0.8230x
24 - month average	0.7408x
12-month high	1.0157x
12-month low	0.6875x

  Equity Analysts Price Targets

        JPMorgan reviewed publicly available price targets published by various firms that conduct independent research on Inamed in order to compare the implied offer price as of December 2, 2005, the last trading day prior to the date of JPMorgan's opinion, to research analyst valuations of Inamed. Analyst price targets ranged from $77 to $95, while the value of the merger consideration, based on Allergan closing price as of December 2, 2005, was $84.73 and the closing price of Inamed was $84.22 as of December 2, 2005

        JPMorgan also reviewed publicly available price targets published by various firms that publish independent research on Allergan in order to compare the current trading price as of December 2, 2005, the last trading day prior to the date of JPMorgan's opinion, to research analyst valuations of Allergan. Analyst price targets ranged from $101 to $105, while the closing price for Allergan on December 2, 2005 was $100.40.

  Selected Companies Analysis

        Using publicly available information, JPMorgan compared selected financial data of Inamed with similar data for the following selected publicly traded specialty pharmaceutical and medical device companies:

  Large-Cap Medical Device Companies

  •
  Medtronic, Inc.

  •
  CR Bard, Inc.

  •
  Boston Scientific Corporation

  Mid-Cap Medical Device Companies

  •
  American Medical Systems

  •
  Arthrocare Corporation

  •
  Integra Lifesciences Holding Corporation

  •
  Mentor Corporation

  Specialty Pharmaceutical

  •
  Alcon, Inc.

  •
  Allergan

  •
  Medicis

  •
  Endo Pharmaceuticals

  •
  Cephalon, Inc.

  •
  Shire Pharmaceuticals

  •
  Biovail Corporation

  •
  Forest Labs

  •
  King Pharmaceuticals

        For each company, JPMorgan used estimates of calendar year 2006 results published in publicly available equity analyst research reports. For Inamed, JPMorgan used estimates of calendar year 2006 results provided by Inamed management. JPMorgan reviewed firm or enterprise values as a multiple of estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and JPMorgan reviewed calendar year 2006 price earnings multiples based on consensus earnings per share estimates from available research reports. JPMorgan then applied a range of selected multiples of estimated 2006 EBITDA derived from this analysis to corresponding financial data of Inamed in order to derive an implied per share equity reference range for Inamed. This analysis indicated an approximate implied per share equity reference range for Inamed of $58 to $79.

        It should be noted that no company utilized in the analysis above is identical to Inamed.

        Using publicly available information, JPMorgan also compared selected financial data of Allergan with similar data for the following selected publicly traded companies:

  •
  Alcon, Inc.

  •
  Inamed

  •
  Endo Pharmaceuticals

  •
  Cephalon, Inc.

  •
  Shire Pharmaceuticals

  •
  Biovail Corporation

  •
  Medicis

  •
  Forest Labs

  •
  King Pharmaceuticals

        For each company, JPMorgan used estimates of calendar year 2006 results published in publicly available equity analyst research reports. For Allergan, JPMorgan used estimates of calendar year 2006 results. JPMorgan reviewed firm values as a multiple of estimated calendar year 2006 EBITDA. JPMorgan also reviewed calendar year 2006 price earnings multiples based on consensus earnings per share estimates from available research reports. JPMorgan then applied a range of selected multiples of estimated 2006 EBITDA derived from this analysis to corresponding financial data of Allergan in order to derive an implied per share equity reference range for Allergan. This analysis indicated an approximate implied per share equity reference range for Allergan of $82 to $109.

        It should be noted that no company utilized in the analysis above is identical to Allergan.

        JPMorgan calculated the exchange ratio implied by the reference ranges calculated for Allergan and Inamed. This analysis resulted in a range of implied exchange ratios of 0.5272x to 0.9666x, compared to the exchange ratio implied by the Allergan proposal of 0.8498x.

  Selected Transaction Analysis

        Using publicly available information, JPMorgan reviewed the following merger and acquisition transactions involving companies in the specialty pharmaceutical and medical device industry:

Acquiror	Target
• King Pharmaceutical	• Jones Pharmaceutical
• Shire Pharmaceutical	• BioChem Pharma
• Charles River Labs	• Inveresk Research Group
• Advanced Medical Optics	• VISX, Incorporated
• Cardinal Health	• Alaris Medical Systems
• Cooper Companies	• Ocular Sciences
• Sponsor Consortium	• Warner Chilcott
• Fisher Scientific	• Apogent
• Zimmer	• Centerpulse
• Mylan Laboratories	• King Pharmaceuticals
• Abbott Laboratories	• Thera Sense

        JPMorgan calculated a range of multiples of firm or enterprise value to both the latest 12-month revenue and EBITDA implied in these transactions. JPMorgan then applied a range of selected EBITDA multiples for the selected transactions to corresponding EBITDA of Inamed in order to derive an implied per share equity reference range for Inamed. This analysis indicated an approximate implied per share equity reference range for Inamed of $54 to $83.

        It should be noted that no company utilized in the analysis above is identical to Inamed and no transaction is identical to the merger.

  Discounted Cash Flow Analysis

        JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Inamed common stock. JPMorgan reviewed two scenarios, one of which was based upon Inamed management's revised management projections for the fiscal; years 2005 through 2015. The other scenario was a revised sensitivity case that was based on a set of more conservative assumptions by Inamed management for the fiscal years 2006 through 2015.

        For both scenarios, JPMorgan considered probabilities of FDA approval of Inamed's new United States silicone breast products from 50% to 100%. JPMorgan also considered specific risks associated with approval of Inamed's Reloxin products as indicated by Inamed management. JPMorgan calculated the unlevered free cash flows that Inamed is expected to generate during fiscal years 2006 through 2015 for both scenarios. JPMorgan calculated an implied range of terminal values for Inamed using a range of perpetuity growth rates for free cash flows from 3% to 4%. JPMorgan utilized a range of discount rates of 11% to 17% for calculating a terminal value range for Reloxin products and a range of discount rates from 10.5% to 11.5% for calculating a terminal value for the remainder of Inamed. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates of 11% to 17% for Reloxin and a range of discount rates of 10.5% to 11.5% for the remainder of Inamed, respectively.

        The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Inamed's cash and total debt as of September 30, 2005. In Inamed's revised management plan case, this analysis indicated an approximate implied per share equity reference range for Inamed of $84 to $107, $87 to $111, and $90 to $115 based on 50%, 75% and 100% probability of approval for Inamed's new United States silicone breast products, respectively. In the revised sensitivity case, this analysis indicated an approximate implied per share equity reference range for Inamed of $66 to $83, $68 to $86, and $70 to $89 based on 50%, 75% and 100% probability of approval for Inamed's new United States silicone breast products, respectively.

        JPMorgan also conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Allergan common stock. JPMorgan reviewed two scenarios, one of which was based upon Allergan management projections provided by Allergan on December 1, 2005, which reflected Allergan management assumptions for the fiscal years 2006 through 2009 and was based on assumptions provided by Inamed management for fiscal years 2010-2015. The other scenario was based on projections by equity research analysts for fiscal years 2006-2010 and on a more conservative set of assumptions for fiscal years 2011-2015 developed based on those projections.

        For both scenarios, JPMorgan calculated the unlevered free cash flows that Allergan is expected to generate during calendar years 2006 through 2015. JPMorgan calculated an implied range of terminal values for Allergan using a range of perpetuity growth rates for free cash flows from 3% to 4% and a range of discount rates from 9% to 10%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 9% to 10%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Allergan' cash and debt as of September 30, 2005. This analysis indicated an approximate implied per share equity reference range for Allergan of $98 to $127 in the management case and an approximate implied per share equity reference range for Allergan of $89 to $114 in the other scenario.

        Using the implied per share values derived from the discounted cash flow analysis conducted for the Inamed revised management case at 100% probability of approval for new United States silicone breast products relative to the Allergan management case, JPMorgan calculated a range of implied exchange ratios of 0.7083x to 1.1670x, compared to the proposed exchange ratio of 0.8498x.

        Using the implied per share values derived from the discounted cash flow analysis conducted for the Inamed revised sensitivity case at 100% probability of approval for new United States silicone breast products relative to the Allergan street case, JPMorgan calculated a range of implied exchange ratios of 0.6154x to 0.9968x, compared to the proposed exchange ratio of 0.8498x.

        The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. Forecasts provided to JPMorgan, which were prepared by Allergan and Inamed management, did not include the expensing of stock options or special charges associated with research and development. JPMorgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

        As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Inamed with respect to the Revised Offer and the proposed Allergan Merger on the basis of such experience and its familiarity with Inamed. JPMorgan also acted as Inamed's exclusive financial advisor in connection with Inamed's proposed merger with Medicis.

(c)   Intent to Tender.

        To the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intend to tender any of the Shares held of record or beneficially owned by them pursuant to the Offer. However, if the Offer is revised consistent with the Revised Offer, to the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries intend, subject to compliance with applicable laws, to tender all such Shares pursuant to the Revised Offer other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of the Section 16(b) of the Securities Exchange Act of 1934, as amended.

Item 5: Persons/Assets, Retained, Employed, Compensated or Used.

        Item 5 is hereby amended and supplemented by the addition of the following new paragraph.

        At the meeting of the Inamed Board on December 6, 2005, JPMorgan rendered its oral opinion (subsequently confirmed in writing) (the "Fairness Opinion") to the Board that, as of such date and based upon and subject to the matters set forth in JPMorgan's opinion, the consideration to be received by the holders of Inamed common stock in the Revised Offer and the Allergan Merger was fair, from a financial point of view, to those holders. No limitations were imposed by the Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

        JPMorgan and one of its affiliates arranged and acted as a lender under one of Allergan's credit facilities in June 2004, under which JPMorgan's affiliate is currently a lender. JPMorgan has no other financial advisory or other relationship with Inamed or Allergan.

Item 7: Purposes of the Transaction and Plans and Proposals.

        Item 7 is hereby amended and supplemented by the addition of the following new paragraph.

        At the Inamed Board meeting held on December 6, 2005, the Inamed Board determined that the Allergan Offer constituted a Company Superior Proposal and determined that the terms and conditions of the Allergan Merger Agreement and the Revised Offer are fair to the Company and its stockholders. However, because the terms of the Allergan Merger Agreement and the Revised Offer are materially different from the terms reflected in the Offer at this time the Board has determined to remain neutral and make no recommendation with respect to the Offer. The Board also determined that the Revised Offer was a Company Superior Proposal to the terms of the Medicis Merger Agreement, that the failure to modify its previously issued favorable recommendation of the Medicis Merger so as to recommend that the Inamed stockholders vote against the Medicis Merger would reasonably be likely to constitute a violation of its fiduciary duties and authorized Inamed management to send the required five business days notice to Medicis of such determination under the Medicis Merger Agreement. As a result of this determination, Medicis may have the right to terminate the Medicis Merger Agreement and, if Medicis elects to terminate the Medicis Merger Agreement, Inamed may be required to pay to Medicis, under the terms of the Medicis Merger Agreement, a termination fee in the amount of $90 million within two business days following the termination by Medicis.

Item 8: Additional Information.

        "Item 8: Delaware General Corporation Law" is hereby amended in its entirety and replaced by the following paragraphs.

  Delaware General Corporation Law.

        (i)    Delaware Anti-Takeover Statutes.    As a Delaware corporation, Inamed is subject to Section 203 ("Section 203") of Delaware Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (Inamed did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

        The Board has not yet approved the Allergan Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of Delaware Law. Consequently, the restrictions on business combinations contained in such Section 203 of Delaware Law would remain applicable until such time, if any, as the Board approves a definitive merger agreement with Allergan. It is a condition to the Offer that Allergan be satisfied, in its reasonable judgment, that the provisions of Section 203 of the Delaware Law do not apply to the Offer or the Allergan Merger.

        (ii)    Short-Form Merger.    Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Allergan Merger after consummation of the Offer without a vote by Inamed's stockholders. However, if Purchaser is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by Inamed's stockholders will be required under Delaware Law to effect the Allergan Merger. As a result, Inamed would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Allergan Merger cannot be accomplished as a short-form merger under Section 253 of the Delaware Law, a longer period of time will be required to effect the Allergan Merger and pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that at least a majority of the outstanding fully diluted Shares be tendered. Upon completion of the Offer or the Revised Offer, the results of any stockholder vote to adopt the Allergan Merger Agreement and approve the Allergan Merger would be virtually assured.

        (iii)    Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, appraisal rights will be available in connection with the Allergan Merger. Please read the Prospectus under the heading "The Offer—Purpose of the Offer; Inamed Merger; Appraisal Rights" (pages 53 and 54), which is incorporated herein by reference.

Item 9: Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Clients (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).
(a)(2)(A)	Letter to stockholders from Nicholas L. Teti, Chairman of the Board, President and Chief Executive Officer of Inamed Corporation dated December 6, 2005 (filed herewith).
(a)(2)(B)	Press Release issued by Inamed Corporation on December 6, 2005 (filed herewith).
(a)(4)	Prospectus regarding the offer and sale of the Allergan Common Stock to be issued in the Offer (filed as Exhibit (a)(4) to the Schedule TO and incorporated herein by reference).
(a)(5)(A)	Opinion of JP Morgan, dated December 6, 2005 (included as Annex A hereto).
(a)(5)(B)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(C)	Proxy Statement with respect to Inamed Corporation's 2005 Annual Meeting of Stockholders, pages 12 through 19 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(D)	Agreement and Plan of Merger by and among Banner Acquisition Corp., Allergan, Inc. and Inamed Corporation, executed by Banner Acquisition Corp. and Allergan, Inc. only (filed herewith).
(a)(5)(E)	Irrevocable Offer Letter dated December 6, 2005 (filed herewith).
(e)(1)
Mutual Non-Disclosure Agreement, dated as of November 16, 2005, between Inamed Corporation and Parent (incorporated herein by reference to Inamed Corporation's Schedule 14D-9 filed with the SEC on December 5, 2005).
(e)(2)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger, pages 105 through 110 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(e)(3)
Employment Agreement by and between Inamed Corporation and Robert Vaters, dated January 21, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2003).

(e)(4)
Amended and Restated Employment Agreement, dated as of October 18, 2004 by and between Inamed Corporation and Nicholas L. Teti (incorporated herein by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on November 4, 2004).
(e)(5)
Employment Agreement by and between Inamed Corporation and Joseph A. Newcomb, dated August 1, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).
(e)(6)
Employment Agreement by and between Inamed Corporation and Hani Zeini, dated September 10, 2001 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(7)
Change in Control Agreement by and between Inamed Corporation and Hani Zeini, dated April 18, 2002 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(8)
Employment Agreement by and between Inamed Corporation and Vicente Trelles, effective January 21, 2003 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(g)	Inapplicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INAMED CORPORATION
/s/ DECLAN DALY
	Name:	Declan Daly
	Title:	Executive Vice President and Chief Financial Officer
Date: December 6, 2005

ANNEX A

December 6, 2005

The Board of Directors
Inamed Corporation
5540 Ekwill Street
Santa Barbara, CA 93111-2936

Members of the Board of Directors:

        We understand that Inamed Corporation (the "Company") has received from Allergan, Inc. ("Parent") and Banner Acquisition, Inc., a wholly-owned subsidiary of Parent (the "Merger Sub"), a draft Agreement and Plan of Merger, dated as of December 6, 2005 (the "Agreement"), to be entered into by and among the Company, Parent and the Merger Sub, which provides, among other things, for (i) the offer (the "Offer") by the Merger Sub to purchase or exchange any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), together with the associated preferred share purchase rights (collectively, the "Shares"), and (ii) the subsequent merger (the "Merger") of the Merger Sub with and into the Company. Pursuant to the Agreement, in the Offer, each Share accepted by the Merger Sub will be exchanged for the right to receive, at the election of the holder, (A) $84.00 in cash, without interest (the "Cash Consideration"), or (B) 0.8498 of a share of Parent's common stock, par value $0.01 per share (together with the Parent Rights as defined in the Agreement, the "Parent Stock," such fraction of a share of the Parent Stock issuable in exchange for each Share pursuant to the Offer, the "Stock Consideration," and together with the Cash Consideration, the "Transaction Consideration"). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent and each remaining outstanding Share not purchased or exchanged pursuant to the Offer will be converted into the right to receive the Transaction Consideration. The maximum aggregate amount of the Cash Consideration payable pursuant to the Offer and the Merger will be (w) $84.00 multiplied by (x) 45% of the total number of Shares outstanding. The maximum aggregate amount of the Stock Consideration issuable pursuant to the Offer will be (y) 0.8498 shares of the Parent Stock multiplied by (z) 55% of the total number of Shares outstanding. The Transaction Consideration is subject to further adjustments as provided in the Agreement. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. The transactions contemplated by the Agreement, including without limitation the Offer and the Merger, are referred to jointly as the "Transaction."

        You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of the Shares in the proposed Offer and the Merger to such holders.

        In arriving at our opinion, we have (i) reviewed a draft dated December 6, 2005 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Parent and the industries in which they operate; (iii) compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and Parent with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Parent Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and Parent relating to their respective businesses, including (x) analyses and forecasts prepared by the management of the Company that take into account the possibility that the Food and Drug Administration ("FDA") may not approve any or all of the Company's new silicone breast products and Reloxin products and (y) analyses and forecasts prepared by the management of the Company that assume that the FDA approves all of these new products; (vi) reviewed estimates prepared by the managements of the Company and Parent of the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Synergies"); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Parent, the financial condition and future prospects and operations of the Company and Parent, the effects of the Transaction on the financia1 condition and future prospects of the Company and Parent, and certain other matters we believed necessary or appropriate to our inquiry, including the risks associated with the FDA approval process for new products.

        In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Parent or otherwise reviewed by or for us. We have not conducted any valuation or appraisal of any assets or liabilities and have not been provided any such valuations or appraisals, nor have we evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Parent to which such analyses or forecasts relate. We express no view as to such analyses or forecasts, including the Synergies, or the assumptions on which they were based. We have also assumed that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Shares of the Transaction Consideration to be received by such holders in the proposed Offer and the Merger and we express no opinion as to the fairness of the Offer or the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the Parent Stock or the Company Common Stock will trade at any future time.

        We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction other than transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 20, 2005, by and among the Company, Medicis Pharmaceutical Corporation and Masterpiece Acquisition Corp. Consequently, we have assumed that the terms of the Transaction are the most beneficial terms from the Company's perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for the Company's stockholders in an amount in excess of that contemplated in the Transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and one of our affiliates arranged and acted as a lender under one of Parent's credit facilities in June 2004, under which our affiliate is currently a lender. Please be advised that we have no other financial advisory or other relationships with the Company or Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Transaction Consideration to be received by the holders of the Shares in the proposed Offer and the Merger is fair, from a financial point of view, to such holders.

        This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares to the Merger Sub pursuant to the Offer or how such stockholder should vote with respect to the Agreement and the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of the Shares relating to the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

QuickLinks

  Explanatory Note
  Item 3: Past Contacts, Transactions, Negotiations and Agreements.
  Item 4: The Solicitation or Recommendation.
  Item 5: Persons/Assets, Retained, Employed, Compensated or Used.
  Item 7: Purposes of the Transaction and Plans and Proposals.
  Item 8: Additional Information.
  Item 9: Exhibits.
SIGNATURE
ANNEX A